FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of January 31, 2025

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F __

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (January 27, 2025 – January 31, 2025) on the USD 700 million Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2025

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (January 27, 2025 – January 31, 2025) on the USD 700 million Tenaris Share Buyback Program.

Luxembourg, January 31, 2025. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its up to USD 700 million Share Buyback Program announced on November 10, 2024, (subject to a maximum of 46,373,915 ordinary shares), to be executed in the open market, it has repurchased the following ordinary shares from January 27, 2025 to (and including) January 31, 2025:

From January 27, 2025 to (and including) January 31, 2025, the Company has purchased a total of 2,392,510 ordinary shares for a total consideration of €43,719,231, equivalent to USD45,598,620.

As of January 31, 2025, the Company held in treasury 83,757,212 ordinary shares (including 53,900,466 ordinary shares bought pursuant to the USD 1.2 billion Share Buyback Program), equal to 7.20% of the total issued share capital.

Tenaris intends to cancel treasury shares purchased under the Programs in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.